CREDIT SUISSE CAPITAL FUNDS
Eleven Madison Avenue
New York, New York 10010

February 21, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Form 485APOS Filing for Credit Suisse Capital Funds (the “Registrant”) Registration File Nos. 33-03706 and 811-04604

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485APOS filing made on behalf of the Registrant, Accession Number 0000891804-06-001084.  We have elected not to offer either the (1) Long-Short Market Neutral Fund or (2) U.S. Multi-Cap Research Fund.

If you have any questions or comments or if you require further information please contact our legal counsel, Roman A. Bejger, at (212) 728-8861.

Very truly yours,

/s/ J. Kevin Gao
J. Kevin Gao
Vice President